SNIPP INTERACTIVE INC.

INCENTIVE STOCK OPTION PLAN

PART 1

INTERPRETATION

1.1

Definitions. In this Plan the following words and phrases shall have the following meanings, namely:

(a)

"Black-out period" means any period established under a disclosure, insider trading or similar policy of the Company during which Officers, Directors and Employees may not exercise options;

(b)

"Board" means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by Section 3.1 hereof;

(c)

"Company" means Snipp Interactive Inc.;

(d)

"Consultant" means, in relation to the Company, an individual or Consultant Company, other than an Employee or Director of the Company, that:

(i)

is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to a distribution of securities;

(ii)

provides the services under a written contract between the Company or the affiliate, and the individual or the Consultant Company;

(iii)

in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and

(iv)

has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(e)

"Consultant Company" means for a Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(f)

"Director" means any director of the Company or of any of its subsidiaries;

(g)

"Eligible Person" means bona fide Employees, Consultants, Officers or Directors, or corporations employing or wholly owned by such Employees, Consultants, Officers or Directors.

(h)

"Employee" means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(i)

"Exchange" means the TSX Venture Exchange and any other stock exchange on which the Shares are listed for trading;

(j)

"Exchange Policy" means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

(k)

"Expiry Date" means not later than 10 years from the date of grant of the option;

(l)

"Insider" has the meaning ascribed thereto in the Securities Act (British Columbia);

(m)

"Investor Relations Activities" means any activities, by or on behalf of the Company or a shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i)

the dissemination of information provided, or records prepared, in the ordinary course of business of the Company:

(A)

to promote the sale of products or services of the Company, or

(B)

to raise public awareness of the Company, that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii)

activities or communications necessary to comply with the requirements of:

(A)

applicable Securities Laws,

(B)

Exchange requirements or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Company;

(iii)

communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A)

the communication is only through the newspaper, magazine or publication; and

(B)

the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)

activities or communications that may be otherwise specified by the Exchange;

(n)

"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in applicable Securities Laws;

(o)

"Optionee" or "Optionees" means the recipient of an incentive stock option under this Plan;

(p)

"Officer" means any senior officer of the Company or of any of its subsidiaries as defined in the Securities Act (British Columbia);

(q)

"Plan" means this incentive stock option plan as from time to time amended;

(r)

"Securities Act" means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(s)

"Securities Laws" means the act, policies, bylaws, rules and regulations of the securities commissions governing the granting of options by the Company, as amended from time to time;

(t)

"Shares" means the common shares without par value of the Company.

1.2

Governing Law. The validity and construction of the Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia, and the federal laws of Canada applicable therein.

1.3

Gender. Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2

PURPOSE OF PLAN

2.1

Purpose. The purpose of this Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, Employees and Consultants, to incent such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares as long term investments.

PART 3

GRANTING OF OPTIONS

3.1

Administration. This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.2

Committee's Recommendations. The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.3

Board Authority. Subject to the limitations of the Plan, the Board shall have the authority to:

(a)

grant options to purchase Shares to Eligible Persons;

(b)

determine the terms, limitations, restrictions and conditions respecting such grants;

(c)

interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(d)

make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 7.1 hereof as it may deem necessary or advisable.

3.4

Grant of Option. A resolution of the Board shall specify: (a) the number of Shares that should be placed under option to each Eligible Person; (b) the exercise price to be paid for such Shares upon the exercise of each such option; any applicable hold period; (c) and the period, including any applicable vesting periods required by Exchange Policy or by the Board, during which such option may be exercised.

3.5

Written Agreement. Every option granted under this Plan shall be evidenced by a written agreement substantially in the form attached hereto as Schedule "A", containing such terms and conditions as are required by Exchange Policy and Securities Laws, between the Company and the Optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of the agreement and the Plan, the terms of the Plan shall govern.

PART 4

RESERVE OF SHARES FOR OPTIONS

4.1

Sufficient Authorized Shares to be Reserved. Whenever the Notice of Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan. Shares that were the subject of options that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under this Plan.

4.2

Maximum Number of Shares Reserved. Unless authorized by shareholders of the Company, this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result, at any time, in the number of Shares reserved for issuance pursuant to stock options exceeding ● Shares, being 20% of the Company's issued and outstanding Shares as at the date of shareholder approval of this Plan.

4.3

Limits with Respect to Individuals. The aggregate number of Shares that may be reserved for issuance to any one individual in a 12 month period pursuant to the Plan shall not exceed 5% of the issued and outstanding Shares of the Company determined at the time of the grant of the option, unless the Company has obtained disinterested shareholder approval.

4.4

Limits with Respect to Consultants. The number of options granted to any one Consultant in a 12 month period under the Plan shall not exceed 2% of the issued and outstanding Shares at the time of the grant of the option.

4.5

Limits with Respect to Investor Relations Activities. The aggregate number of options granted to all persons conducting Investor Relations Activities in any 12 month period shall not exceed 2% of the issued and outstanding Shares at the time of the grant of the option to any such person.

PART 5

CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

5.1

Exercise Price. Subject to Exchange Policy and Section 5.2 hereof, the exercise price of an option may not be less than the closing market price for the last trading day immediately preceding the date of the grant of the option, less any applicable discount allowed by the Exchange Policies.

5.2

Exercise Price if Distribution. If the options are granted within 90 days of a public distribution by prospectus, then the minimum exercise price shall be the greater of Section 5.1 and the per share price paid by the public investors for Shares acquired under the public distribution. The 90 day period will commence on the date a final receipt is issued for the prospectus.

5.3

Expiry Date. Each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date, but provided that if an option expires during a Black-out period, then the option shall remain exercisable until the period ending up to two trading days after the end of such Black-out period, notwithstanding the natural expiry of its term.

5.4

Different Exercise Periods, Prices and Number. The Board may, in its absolute discretion, upon granting an option under this Plan and subject to the provisions of Section 6.3 hereof, specify a particular time period or periods following the date of granting the option during which the Optionee may exercise his option to purchase Shares and may designate the exercise price and the number of Shares in respect of which such Optionee may exercise his option during each such time period.

5.5

Termination of Employment. If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have the right to exercise any vested option not exercised prior to such termination within a period of 90 calendar days after the date of termination, or such shorter period as may be set out in the Optionee's Option Agreement.

5.6

Termination of Investor Relations Activities. If an Optionee who is engaged in Investor Relations Activities ceases to be so engaged by the Company, such Optionee shall have the right to exercise any vested option not exercised prior to such termination within a period of 30 calendar days after the date of termination, or such shorter period as may be set out in the Optionee's option agreement.

5.7

Death of Optionee. If an Optionee dies prior to the expiry of his option, his heirs or administrators may within one year from the date of the Optionee's death exercise that portion of an option granted to the Optionee under the Plan which remains vested and outstanding, except that in the event the expiration of the option is earlier than one year after the date of death, with the consent of the Exchange, the options shall be exercisable for one year after the date of death of the Optionee.

5.8

Assignment. No option granted under the Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by provided for in Section 5.7.

5.9

Notice. Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company substantially in the form set out in Schedule "B" hereto.

5.10

Payment. Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an Optionee on exercise of an option shall be paid for in full in cash at the time of their purchase.

5.11

Options to Employees or Consultants. In the case of options granted to Employees or Consultants, the Optionee must be a bona-fide Employee or Consultant, as the case may be, of the Company or its subsidiary.

5.12

Optionees Performing Investor Relations Activities. Options issued to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

5.13

Withholding Tax.

(a)

The Company may withhold from any amount payable to an Optionee, either under this Plan or otherwise, such amounts as are required by law to be withheld or deducted as a consequence of his or her exercise of options or other participation in this Plan ("Withholding Obligations"). The Company will have the right, in its discretion, to satisfy any Withholding Obligations by:

(i)

selling or causing to be sold, on behalf of any Optionee, such number of Shares issued to the Optionee on the exercise of options as is sufficient to fund the Withholding Obligations;

(ii)

retaining the amount necessary to satisfy the Withholding Obligations from any amount which would otherwise be delivered, provided or paid to the Optionee by the Company, whether under this Plan or otherwise;

(iii)

requiring the Optionee, as a condition of exercise under Section 5.12(a) to: (A) remit the amount of any such Withholding Obligations to the Company in advance; (B) reimburse the Company for any such Withholding Obligations; or (C) cause a broker who sells Shares acquired by the Optionee on behalf of the Optionee to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Company; and/or

(iv)

making such other arrangements as the Company may reasonably require.

(b)

The sale of Shares by the Company, or by a broker engaged by the Company (the "Broker"), under clause (a) above will be made on the exchange on which the Shares are then listed for trading. The Optionee consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares on his or her behalf and acknowledges and agrees that: (i) the number of Shares sold shall, at a minimum, be sufficient to fund with Withholding Obligations net of all selling costs, which costs are the responsibility of the Optionee and which the Optionee hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Company or the Broker will exercise its sole judgement as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the Broker will be liable for any loss arising out of any sale of such Shares including any loss relating to the pricing, manner or timing of such sales or any delay in transferring any Shares to an Optionee or otherwise. The Optionee further acknowledges that the sale price of Shares will fluctuate with the market price of the Company's Shares and no assurance can be given that any particular price will be received upon any sale.

PART 6

CHANGES IN OPTIONS

6.1

Share Consolidation or Subdivision. In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

6.2

Stock Dividend. In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as it deems proper in its absolute discretion.

6.3

Effect of a Take-Over Bid. If a bona fide offer to purchase Shares (an "Offer") is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act (British Columbia), the Company shall, upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such option ("Option Shares") will become vested and the option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)

the Offer is not completed within the time specified therein including any extensions thereof; or

(b)

all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to Sections 5.4 and 5.5 shall be reinstated. If any Option Shares are returned to the Company under this Section 6.3, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

6.4

Acceleration of Expiry Date. If at any time when an option granted under the Plan remains unexercised with respect to any unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of options granted under the Plan, vested, and declare that the Expiry Date for the exercise of all unexercised options granted under the Plan is accelerated so that all options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

6.5

Effect of a Change of Control. If a Change of Control (as defined below) occurs, all Option Shares subject to each outstanding option will become vested, whereupon such option may be exercised in whole or in part by the Optionee. "Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of the Company.

PART 7

SECURITIES LAWS AND EXCHANGE POLICIES

7.1

Exchange's Rules and Policies Apply. This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern. In the event that the Company's listing changes from one tier to another tier on the Exchange or the Company's Shares are listed on a new stock exchange, the granting of options shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant options pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

PART 8

AMENDMENT OF PLAN

8.1

Board May Amend. The Board may, by resolution, amend or terminate this Plan, but no such amendment or termination shall, except with the written consent of the Optionees concerned, affect the terms and conditions of options previously granted under this Plan which have not then been exercised or terminated.

8.2

Exchange Approval. Any amendment to this Plan or options granted pursuant to this Plan shall not become effective until such Exchange and shareholder approval as is required by the Exchange Policies and Securities Laws has been received

8.3

Disinterested Shareholder Approval. The Company must obtain disinterested Shareholder approval of stock options if a stock option plan, together with all of the Company's previously established and outstanding stock option plans or grants, could result at any time in:

(a)

the number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the issued Shares;

(b)

the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued Shares; or

(c)

the issuance to any one Optionee, within a 12 month period, of a number of Shares exceeding 5% of the issued Shares.

8.4

Amendment to Insider's Options. Any amendment to options held by Insiders of the Company at the time of the amendment, which results in a reduction in the exercise price of the options, is conditional upon the obtaining of disinterested shareholder approval to that amendment.

PART 9

EFFECT OF PLAN ON OTHER COMPENSATION OPTIONS

9.1

Other Options Not Affected. This Plan is in addition to any other existing stock options granted prior to and outstanding as at the date of the Plan and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 10

OPTIONEE'S RIGHTS AS A SHAREHOLDER

10.1

No Rights Until Option Exercised. An Optionee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to the Optionee upon exercise of an option.

PART 11

EFFECTIVE DATE OF PLAN

11.1

Effective Date. The Plan shall become effective upon the later of the date of acceptance for filing of the Plan by the Exchange and the approval of the Plan by the shareholders of the Company, however, options may be granted under the Plan prior to the receipt of approval by shareholders and acceptance from the Exchange. Optionees must not exercise their options until specific approval from the shareholders of the Company is obtained.

SCHEDULE "A"

SNIPP INTERACTIVE INC.

INCENTIVE STOCK OPTION AGREEMENT

INCENTIVE STOCK OPTION AGREEMENT dated _______________, 201____between Snipp Interactive Inc. (the "Company") and ________________________(the "Optionee").

WHEREAS

A.

The Company has adopted the plan (the "Plan") to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to incent such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire common shares without par value in the capital of the Company ("Shares") as long term investments; and

B.

pursuant to the Plan, the Company has agreed to issue options ("Options") under the Plan to the Optionee.

In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

1.

Grant of Options. Pursuant to the Plan, the Company hereby grants to the Optionee who accepts _______________________ Options to acquire the Shares at an exercise price of $ ______________________ per Share upon the following terms and conditions.

2.

Vesting. The Options will vest _________________________.

3.

Expiry. The Options will expire __ months after the date of the grant of the Options.

4.

Termination of Employment. If the Optionee is a Director, Officer, Consultant or Employee (as defined in the Plan) and ceases to be so engaged by the Company for any reason other than death, the Optionee shall have the right to exercise any vested Option not exercised prior to such termination within a period of 90 calendar days after the date of termination, or such shorter period as may be set out in this Agreement.

5.

Termination of Investor Relations Activities. If the Optionee is engaged in Investor Relations Activities and ceases to be so engaged by the Company, the Optionee shall have the right to exercise any vested Option not exercised prior to such termination within a period of 30 calendar days after the date of termination, or such shorter period as may be set out in this Agreement.

6.

Death of Optionee. If the Optionee dies prior to the expiry of his Option, his heirs or administrators may within one year from the date of the Optionee's death exercise that portion of an option granted to the Optionee under the Plan which remains vested and outstanding.

7.

Assignment. No option granted under the Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by provided for in Section 6.

8.

Notice. Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company substantially in the form set out in Schedule "B" of the Plan.

9.

Payment. Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by the Optionee on exercise of an Option shall be paid for in full in cash at the time of their purchase.

10.

Share Consolidation or Subdivision. In the event that the Shares of the Company are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

11.

Stock Dividend. In the event that the Shares of the Company are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board of Directors to such extent as it deems proper in its absolute discretion.

12.

Effect of a Take-Over Bid. If a bona fide offer to purchase Shares (an "Offer") is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act (British Columbia), the Company shall, upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such option ("Option Shares") will become vested and the option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)

the Offer is not completed within the time specified therein including any extensions thereof; or

(b)

all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to the Plan and this Agreement shall be reinstated. If any Option Shares are returned to the Company under this section, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

13.

Acceleration of Expiry Date. If at any time when Options remain unexercised with respect to any unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, vested, and declare that the Expiry Date for the exercise of all unexercised Options is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

14.

Effect of a Change of Control. If a Change of Control (as defined below) occurs, all Option Shares subject to an outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee. "Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of the Company.

15.

Hold Period Legend. In addition to any resale restrictions under applicable securities laws, the Optionee acknowledges that in the event: (a) the Optionee is an Insider of the Company; or (b) Options are granted to the Optionee for an exercise price that is less than the applicable closing market price of the Shares for the last trading day immediately preceding the date of the grant of such Options in accordance with Section 5.1 of the Plan; such Options granted to the Optionee and any Shares received on exercise of such Options will be legended from the date of the grant of such Options with the following four (4) month hold period:

"Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date of Option grant]."

16.

Agreement Subject to Terms of Plan. The Optionee acknowledges that the terms and conditions of this Agreement are subject to the provisions of the Plan and Exchange Policy and Securities Laws as amended from time to time, which provisions are incorporated by reference into this Agreement. In the event of an inconsistency between the provisions of the Plan and this Agreement, the provisions of the Plan shall prevail. The Plan shall be available for review by the Optionee at the Company's records office.

IN WITNESS WHEREOF, the Company and Optionee have caused this Agreement to be duly executed. This Option is granted on the date first stated above.

SNIPP INTERACTIVE INC.

<OPTIONEE>

By:

________________

_____________________

Authorized Signatory

Signature of Optionee

SCHEDULE "B"

EXERCISE NOTICE

SNIPP INTERACTIVE INC.

The undersigned Optionee hereby subscribes to _______________________ common shares without par value in Snipp Interactive Inc. (the "Company") at a price of $ __________ per share, pursuant to the provision of the Incentive Stock Option Agreement entered into between the undersigned and the Company on ________________, 201____. The undersigned encloses cash/certified cheque/bank draft in the amount of $_____________________ in full payment for the shares purchased herein.

Dated this ____ day of ______________, 201___

_______________________________________

Signature of Optionee

___________________________________________

Name of Optionee

__________________________________________

Address of Optionee